April 21, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crane Harbor Acquisition Corp. Registration Statement on Form S-1 File No. 333-284852

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Crane Harbor Acquisition Corp. that the effective date of the above- referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on April 23, 2025, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

COHEN & COMPANY CAPITAL MARKETS,
A DIVISION OF J.V.B. FINANCIAL GROUP, LLC

As representative of the underwriters

/s/ Jerry Serowik
Name:	Jerry Serowik
Title:	Senior Managing Director, Head of Capital Markets

[Signature page to Underwriter’s Acceleration Request]